SEC 1746 (2-98) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number:
Expires:
Estimated average burden
hours per response 14.9
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

                                                                                                                        Cognigen Networks, Inc .
(Name of Issuer)

                                                                                                                               Common Stock
(Title of Class of Securities)

                                                                                                                                   19242 L 20 0
(CUSIP Number)

Brian G. Lloyd
Parr, Waddoups, Brown, Gee & Loveless
185 South State Street, Suite 1300
Salt Lake City, UT 84111
                                                                                                                                    (801) 532-7840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2007 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. G.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1846 (10-97)

CUSIP No. 19242 L 20 0

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Commission River Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	Not Applicable
4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization
Utah
	7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With		16,000,000

	8	Shared Voting Power
-0-

	9	Sole Dispositive Power
16,000,000
	10	Shared Dispositive Power
-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person
16,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
71.9%
14	Type of Reporting Person (See Instructions)
CO

CUSIP No. 19242 L 20 0

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Adam Edwards
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	Not Applicable
4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization
U.S.
	7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With		7,272,726

	8	Shared Voting Power
-0-

	9	Sole Dispositive Power
7,272,726
	10	Shared Dispositive Power
-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person
7,272,726
Mr. Edwards is the indirect beneficial owner of these shares. The filing of this statement shall not be construed as an admission that Mr. Edwards is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
32.6%
14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 19242 L 20 0

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Patrick Oborn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	Not Applicable
4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization
U.S.
	7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With		7,272,726

	8	Shared Voting Power
-0-

	9	Sole Dispositive Power
7,272,726
	10	Shared Dispositive Power
-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person
7,272,726
Patrick Oborn is the indirect beneficial owner of these shares. The filing of this statement shall not be construed as an admission that Mr. Oborn is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
32.6%
14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 19242 L 20 0

Item 1. Security and Issuer

(a)       Title of Class of Equity Securities:

Common stock (the “Common Stock”)

(b)       Name of Issuer:

Cognigen Networks, Inc. (“Cognigen”)

(c)	Address of Issuer's Principal Executive Office:

10757 S. Riverfront Pkwy. Suite 125 South Jordan, UT 84095

Item 2. Identity and Background

(a) Name:

Commission River Inc., (“River”), a Utah Corporation
Adam Edwards, President and General Manager
Patrick Oborn, Vice President of Marketing

(b) Business or Residence address:

12401 South 450 East Unit D-1
Draper, Utah 84020

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

     River operates an online affiliate marketing business that provides technology, tools, and products to affiliate marketers and creates and manages affiliate programs for select product vendors.

(d)        Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

     During the last five years, none of River nor its executive officers or directors and controlling shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

     During the last five years, none of River nor its executive officers or directors and controlling shareholders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Not Applicable.

     [The information required by Item C of the General Instructions relating to the executive officers, directors and controlling shareholders of River is set forth on Appendix A hereto, which is incorporated herein by this reference.]

Item 3. Source and Amount of Funds or Other Consideration

     On November 30, 2007 Cognigen executed an Asset Purchase and Reorganization Agreement (the “Agreement”) with River. Substantially all of River’s assets and property (the “Assets”) were sold to Cognigen solely in exchange for 16,000,000 shares (the “Shares”) of voting common stock of Cognigen. Pursuant to the terms of the Agreement, the purchase price of the Assets was the Shares, which were valued by the parties at $400,000.

Item 4. Purpose of Transaction

     See Item 3 above. The purpose of the transaction was to effectuate a “type C reorganization” under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended. River may liquidate and distribute the Shares to the shareholders of River.

CUSIP No. Item 5.

19242 L 20 0

Interest in Securities of the Issuer

(a) and (b) River has the sole power to vote, direct the vote, dispose and direct the disposition of 16,000,000 shares, which represents 71.9% of the outstanding shares of Common Stock. Adam Edwards and Patrick Oborn are each the indirect beneficial owners of 7,272,726 shares, which represents a 32.6% of the outstanding shares of Common Stock for each Mr. Edwards and Mr. Oborn.

(c)	See Item 3 above.

(d)	No other person, or other Reporting Persons and their owners, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by River.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 30, 2007, Cognigen executed an Asset Purchase and
Reorganization Agreement with River. Cognigen and River effectuated a “type C reorganization,” by selling substantially all of River’s assets and property to
Cognigen in exchange for 16,000,000 shares of voting common stock of
Cognigen. The purchase price of the Assets was Shares, which were valued by the parties at $400,000.

On November 30, 2007 (the “Effective Date”), Cognigen executed a Stock
Restriction Agreement with River, Adam Edwards, an individual, and Patrick
Oborn, an individual. River, Messrs. Edwards and Oborn collectively, (the
“Parties”), agreed that during the six (6) month period immediately following the
Effective Date, they will not assign, sell, pledge, encumber, give or otherwise transfer, alienate or dispose of, whether voluntarily or by operation of law (any such action, a “Transfer”) any share of common stock of Cognigen held by such
Party. Notwithstanding the foregoing, the Parties agreed that Commission River may distribute all, but not less than all, of the Shares to the shareholders of River in connection with the liquidation of River. The “Parties” agreed that they will not, during any three (3) month period commencing on or after the Effective Date,
Transfer any Shares in an amount that exceeds the greater of: (i) one percent
(1%) of the then outstanding shares of common stock of Cognigen; or (ii) the previous three (3) week period’s average weekly reported trading volume of shares of common stock of Cognigen.

Item 7.	Material to Be Filed as Exhibits

7(a). Asset Purchase and Reorganization Agreement dated November 30, 2007, between Cognigen Networks, Inc., and Commission River Inc.
7(b). Stock Restriction Agreement dated November 30, 2007, between Cognigen
Networks, Inc., Commission River Inc., Adam Edwards and Patrick Oborn.
7(c). Agreement relating to joint filing

7

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMISSION RIVER INC. a Utah Corporation

Date	By: /s/ Adam Edwards
Adam Edwards, President

By: /s/ Adam Edwards
Date	Adam Edwards

By: /s/ Patrick Oborn
Date	Patrick Oborn

Exhibit 7C

AGREEMENT

     The undersigned agree that this Schedule 13D of Commission River Inc., Adam Edwards, and Patrick Oborn relating to shares of the common stock of Cognigen Networks, Inc. shall be filed jointly on behalf of each of the undersigned.

COMMISSION RIVER INC. a Utah Corporation

Date	By: /s/ Adam Edwards
Adam Edwards, President

By: /s/ Adam Edwards
Date	Adam Edwards

By: /s/ Patrick Oborn
Date	Patrick Oborn

APPENDIX A

     Commission River Inc., a Utah Corporation (“River”). River operates an online affiliate marketing business that provides technology, tools, and products to affiliate marketers and creates and manages affiliate programs for select product vendors. River’s principal executive office is located at 12401 South 450 East Unit D-1, Draper, Utah 84020. Adam Edwards, President, of Commission River Inc. is an executive officer and director of Commission River Inc. Patrick Oborn, Vice President of Marketing, is an executive officer and director of Commission River Inc.

     During the last five years, neither River nor its executive officers or directors and controlling shareholders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither River nor its executive officers or directors and controlling shareholders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit A

ASSET PURCHASE AND REORGANIZATION AGREEEMENT

between

COGNIGEN NETWORKS, INC.
and

COMMISSION RIVER INC.

238948_10.DOC _

TABLE OF CONTENTS

1	.	Assets to be Contributed to the Purchaser by the Company			1
		1.1	.	Sale of Assets	1
		1.2		Excluded Assets	1
		1.3		Liabilities of the Company to be Assumed by the Purchaser	2
		1.4		Retained Liabilities	2
		1.5		Purchase Price	2
		1.6		Closing; Delivery	3
		1.8 Tax-Free Reorganization			3
		1.7		Defined Terms Used in this Agreement	3
2	.	Representations and Warranties of the Company			5
		2.1		Organization, Good Standing, Corporate Power and Qualification	5
		2.2		Sufficiency of Assets; Title	6
		2.3		Material Contracts	6
		2.4		Capitalization	8
		2.5		Subsidiaries	8
		2.6		Authorization	8
		2.7		Governmental Consents and Filings	9
		2.8		Litigation	9
		2.9		Intellectual Property	9
		2.10		Compliance with Other Instruments	10
		2.11		Agreements; Actions	10
		2.12		Conflicts of Interest	11
		2.13		Voting Rights	11
		2.14		Absence of Liens	11
		2.15		Financial Statements	12
		2.16		Changes	12
		2.17		Employee Matters	13
		2.18		Tax Returns and Payments	15
		2.19		Insurance	15
		2.20		Confidential Information and Invention Assignment Agreements	15
		2.21		Permits	15
		2.22		Corporate Documents	15
		2.23		Environmental and Safety Laws	15
		2.24		Restricted Securities	16
		2.25		Limited Market	16
		2.26		Legends	16
		2.27		Adequate Knowledge; No Reliance Upon Representations	16
		2.28		Agent Relations	17
3	.	Representations and Warranties of the Purchaser			18
		3.1		Organization, Good Standing, Corporate Power and Qualification	18
		3.2		Authorization	18
i
@BCL@080AC078.DOC

		3.3	SEC Filings	18
		3.4	Governmental Consents and Filings	19
		3.5	Litigation	19
		3.6	Capitalization	19
		3.7	Issuance of Shares	20
		3.8	Changes	20
		3.9	Compliance with Laws	21
		3.10	Tax-Deferred Reorganization	21
		3.11	Tax Returns and Payments	21
4	.	Conditions to the Purchaser’ Obligations at Closing		21
		4.1	Representations and Warranties	21
		4.2	Performance	21
		4.3	Compliance Certificate	22
		4.4	Qualifications	22
		4.5	RESERVED	22
		4.6	Secretary’s Certificate	22
		4.7	Employment Agreements	22
		4.8	Proceedings and Documents	22
		4.9	No Proceedings	22
5	.	Conditions of the Company’s Obligations at Closing		22
		5.1	Representations and Warranties	22
		5.2	Performance	23
		5.3	Qualifications	23
		5.4	Purchase Price	23
		5.5	Compliance Certificate	23
		5.6	Secretary’s Certificate	23
		5.7	Consents	23
		5.8	Transaction Agreements	23
		5.9	Proceedings and Documents	23
		5.10	Stock Restriction Agreement	23
6	.	Remedies for Breach of Transaction Documents		23
		6.1	Survival of Representations and Warranties	23
		6.2	Indemnification	24
		6.3	Matters Involving Third Parties	24
		6.4	Limitation on Claims	25
		6.5	Sole Remedy	26
7	.	Termination		26
		7.1	Mutual Agreement	26
		7.2	Due Diligence Termination	26
		7.3	Purchaser Termination for Breach	26
		7.4	Company Termination for Breach	26
		7.5	Effect of Termination	27
ii
238948	_10._	DOC7

8	.	Miscellaneous		27
		8.1	Transfer; Successors and Assigns	27
		8.2	Governing Law	27
		8.3	Counterparts	27
		8.4	Titles and Subtitles	27
		8.5	Notices	27
		8.6	No Finder’s Fees	28
		8.7	Attorney’s Fees	28
		8.8	Amendments and Waivers	28
		8.9	Severability	28
		8.10	Delays or Omissions	28
		8.11	Entire Agreement	28

iii

238948_10.DOC7 _

ASSET PURCHASE AND REORGANIZATION AGREEMENT

     THIS ASSET PURCHASE AND REORGANIZATION AGREEMENT (this “Agreement”) is made as of the 30th day of November, 2007 by and among COGNIGEN NETWORKS, INC., a Colorado corporation (the “Purchaser”), and COMMISSION RIVER INC., a Utah corporation (the “Company”).

     WHEREAS, the Company operates an online affiliate marketing business that provides technology, tools, and products to affiliate marketers and creates and manages affiliate programs for select product vendors (the “Business”); and

     WHEREAS, the Company and the Purchaser desire to effectuate a “type C reorganization” under Section 368(a)(1) of the Code, by selling substantially all of the Company’s assets and property to Purchaser solely in exchange for 16,000,000 shares of voting common stock of the Purchaser (the “Shares”).

     NOW THEREFORE, for and in consideration of the mutual covenants and agreements herein contained, and intending to be legally bound, the parties hereto agree as follows:

1.	Assets to be Contributed to the Purchaser by the Company.

1.1. Sale of Assets. On the terms and subject to the conditions set forth in this

Agreement, at the Closing and in consideration of the contribution of the Shares to the Company, the Company shall contribute, assign, transfer and convey to the Purchaser, free and clear of all Liens, and the Purchaser shall accept and acquire from the Company, all of the right, title and interest of the Company in, to and under the assets, properties, rights and privileges of every kind and nature of the Company used in connection with the Business, as the same shall exist at the Closing, including the inventory, tangible personal property, personal property leases, real property leases, business contracts, accounts receivable, intellectual property, permits, vehicles, business record, rights under warranties, real property improvements, goodwill and insurance proceeds of the Company, but specifically excluding the Excluded Assets (such assets and properties being contributed, assigned, transferred and conveyed are referred to herein as the

“Assets”).

     1.2. Excluded Assets. Notwithstanding anything in this Agreement to the contrary, the Assets to be contributed and transferred to the Purchaser by the Company hereunder shall not include any of the following assets and properties of the Company (collectively, the “Excluded Assets”):

     (a) Except as otherwise subject to this Section 1.2, the rights of the Company pertaining to any property or asset used in or necessary to the Assets, which have accrued or will accrue to the Company, as the case may be, where the consent of another Person would be invalid or constitute a breach of any agreement or commitment to which the Company is a party or by which the Company may be bound, if the consent of such Person to such assignment or attempted assignment shall not have been obtained; provided, however, that in such event, such property or asset or the proceeds thereof shall be held and/or received by the

1

@BCL@080AC078.DOC

Company, for the benefit of the Purchaser and the Purchaser may act as agent therefor in order to obtain for the Purchaser the benefits that would flow from ownership of such property or asset; and provided further that for so long as any Material Contract for which a consent to assignment is legally required but such consent to assignment or the like has not been obtained, the Purchaser shall be obligated to promptly pay to the Company any payment, royalty, fee, or other form of compensation which would be payable to a third party under such Material Contract by the Company, as the case may be, but for the fact that the Purchaser has acquired the Assets as of the Closing (the “Third Party Payments”), and the Company agrees to defend, indemnify, release and hold harmless the Purchaser for any additional payment, royalty, fee or other form of compensation which would be payable to a third party under such Material Contract, except to the extent any such additional payment, royalty, fee or other form of compensation relates to any action or omission of the Purchaser occurring after the Closing that would not be permitted under the applicable Material Contract.

     (b) Books and Records. The Company’s historical financial statements and tax records, minutes of the meetings of the Company’s board of directors and Shareholders, the minute book of the Company, records of the Shareholders, and the share ledger; provided that the Purchaser and its attorneys, accountants and other representatives may, upon reasonable notice, inspect and copy all of the Company’s financial statements, records, minutes and ledgers not being turned over to the Purchaser which relate to the Business prior to the Closing.

     (c) Other Excluded Assets. Those assets and properties of the Company set forth on Schedule 1.2(c); and

     (d) Rights Under this Agreement. The Company’s rights under or pursuant to this Agreement or the other Transaction Agreements.

     1.3. Liabilities of the Company to be Assumed by the Purchaser. Subject to the terms and conditions set forth in this Agreement, immediately prior to the contribution of the Shares from the Purchaser to the Company as provided in Section 1.6, the Purchaser shall assume and agree to pay, perform and discharge only the Liabilities of the Company arising in connection with the operation of the Business as the same shall exist at the Closing as set forth on Schedule 1.3 attached hereto (the “Assumed Liabilities”).

     1.4. Retained Liabilities. Except for the Assumed Liabilities, the Purchaser shall not assume pursuant to this Agreement or the transactions contemplated hereby, and shall have no liability for, any Liabilities of the Company (including those related to the Business) of any kind, character or description whatsoever (collectively, the “Retained Liabilities”) or any other Liabilities relating to the Business of any kind, character or description whatsoever. Without limiting the foregoing, the Retained Liabilities shall be as set forth on Schedule 1.4 attached hereto.

     1.5. Purchase Price. The purchase price of the Assets shall be the Shares, which are valued by the parties at $400,000 (the “Purchase Price”) and shall be deemed paid upon the issuance and delivery of all of the Shares by the Purchaser to the Company at the

2

@BCL@080AC078.DOC

Closing as contemplated hereby. The Purchaser agrees that the Company may assign, transfer or convey all or any portion of the Shares to its Shareholders in complete liquidation of the Company in proportion to the number of common shares of the Company owned by each Shareholder, all without the Purchaser’s written consent; provided that a Shareholder will receive such Shares subject to the restrictions described in Section 2.24 hereof.

1.6.	Closing; Delivery.

(a) Closing. The purchase and sale of the Assets shall take place at the offices of Parr Waddoups Brown Gee & Loveless, 185 South State Street, Suite 1300, Salt Lake City, Utah, on or before November 30, 2007, or at such other time and place as the Company and Purchaser mutually agree upon, orally or in writing (which time and place are designated as the “Closing”).

     (b) Company Deliverables. At Closing, the Company shall deliver, or cause to be delivered, to the Purchaser: (i) a Bill of Sale and Assignment Agreement, substantially in the form attached hereto as Exhibit A; (ii) an Assignment and Assumption Agreement, substantially in the form attached hereto as Exhibit B (the “Assignment Agreement”); (iii) an Intellectual Property Assignment Agreement, substantially in the form attached hereto as Exhibit C (the “IP Assignment Agreement”); (iv) Employment Agreements with Edwards and Oborn substantially in the form attached hereto as Exhibit D (the “Employment Agreement”); and (v) a Stock Restriction Agreement substantially in the form attached hereto as Exhibit E (the “Stock Restriction Agreement”).

     (c) Purchaser Deliverables. At Closing, the Purchaser shall deliver to the Company (i) one or more stock certificates representing the Shares as payment in full of the Purchase Price, (ii) the Employment Agreements, and (iii) the Stock Restriction Agreement.

     1.7. Tax-Free Reorganization. The transactions contemplated by this Agreement are intended to be a “reorganization” within the meaning of Section 368(a)(1)(C) of the Code, all of the Shares are intended to constitute consideration issued in connection with the reorganization, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of the regulations promulgated under Section 368 of the Code. The parties hereto agree to prepare and file tax returns that are consistent with the intention of having the transactions contemplated by this Agreement constitute a reorganization within the meaning of Section 368 of the Code.

     1.8. Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

     “Affiliate” any Person which, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any partner, officer, director, shareholder or member of such Person.

3

@BCL@080AC078.DOC

     “Agent” means any consultant, advisor, marketing representative, independent agent or other Person who is not an employee of the Company but is engaged by or on behalf of the Company for the purpose of marketing, distributing, promoting or selling the Company’s products and services, whether or not pursuant to a written agreement.

     “Code” means the Internal Revenue Code of 1986, as amended.

     “Contracts” means all written or oral contracts, agreements, leases, license agreements, sublicenses, assignments, purchase agreements, indentures, mortgages, deeds of trust, instruments of Indebtedness, security agreements, guaranties, purchase orders, sales orders, offers to sell, options, rights of first refusal, distribution agreements, rights to discounts, maintenance agreements and rights under any of the foregoing.

    “Edwards” means Adam Edwards, an individual.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended.

     “Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any domestic state, county, city or other political subdivision.

“Key Employee” means any of Edwards or Oborn.

     “Knowledge” or “knowledge” means, with respect to any individual, the actual knowledge of such individual, after reasonable investigation, of a particular fact or other matter.

     “Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any Governmental Authority.

     “Liabilities” means all indebtedness, obligations (contractual, legal or otherwise) and other liabilities of a Person, whether absolute, accrued, unaccrued, contingent, fixed or otherwise, whether known or unknown, and whether due or to become due.

     “Liens” means any mortgage, deed of trust, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge, community or other marital property interest, governmental charge or other encumbrance of any kind, or any conditional sale contract, title retention contract, option to lease or purchase, right of first refusal or other contract to give any of the foregoing

     “Material Adverse Effect” means, with respect to any Person, any event, change or effect that is materially adverse to the financial condition, properties, assets, liabilities, business, operations, results of operations or prospects of such entity and its subsidiaries, taken as a whole.

     “Oborn” means Patrick Oborn, an individual.

4

@BCL@080AC078.DOC

     “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

     “Permitted Liens” means statutory Liens for the payment of current taxes that are not yet delinquent and encumbrances and Liens that arise in the Ordinary Course of Business and do not materially impair the Company’s ownership or use of such property or assets.

     “Person” means any natural person, corporation, general partnership, limited partnership, proprietorship, limited liability company, joint venture, other business organization, trust, union, association or Governmental Authority.

    “SEC” means the United States Securities and Exchange Commission.

     “SEC Filings” means each statement, report, registration statement, definitive proxy statement and other filings required to be filed with the SEC by Purchaser between June 30, 2006 and the date hereof, including without limitation Purchaser’s Annual Report on Form 10-KSB for the Fiscal Year Ended June 30, 2007, as filed with the SEC on October 15, 2007 and amended on Forms 10-KSB/A filed on October 18, 2007 and October 29, 2007; Purchaser’s Quarterly Report on Form 10-QSB for the Quarterly Period Ended September 30, 2007, as filed with the SEC on November 19, 2007 and Form 12b-25 related thereto, as filed with the SEC on November 14, 2007; Purchaser’s Definitive Proxy Statement on Form DEF 14A, as filed with the SEC on November 19, 2007, and Purchaser’s Current Reports on Form 8-K, as filed with the SEC on October 23, 2007, November 1, 2007, and November 8, 2007.

     “Securities Act” means the Securities Act of 1933, as amended.

     “Shareholder” means Edwards, Oborn and Aaron J. Lieberman, who are all of the shareholders of the Company.

     “Transaction Agreements” means this Agreement, the Assignment Agreement, the IP Assignment Agreement and the Stock Restriction Agreement, and each of the documents, agreements, instruments and transactions contemplated thereby.

     2. Representations and Warranties of the Company. The Company hereby represents and warrants to Purchaser that, except as set forth on the Disclosure Schedule delivered by the Company to Purchaser at the Closing, the following representations are true and complete as of the date of Closing. The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 2. For purposes of these representations and warranties, the phrase “to the Company’s knowledge” shall mean the Knowledge of Edwards or Oborn.

     2.1. Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on the Company.

5

@BCL@080AC078.DOC

2.2. Sufficiency of Assets; Title.

     (a) Except for the Excluded Assets, the Assets constitute all of the assets, properties, rights and interests, tangible and intangible, of any nature whatsoever, necessary to conduct the Business as conducted immediately prior to the Closing by the Company. As of the date hereof, the Company has the right to use all of the Assets in the manner that such Assets are presently used in the Business. Assuming no limitations exist to which the Purchaser is subject and for which the Company has no knowledge and except as set forth on Schedule 2.2, upon the consummation of the transactions contemplated by this Agreement, the Purchaser will have the right to use all of the Assets in the manner that such Assets are presently used in the Business by the Company.

     (b) As of the date hereof, except as set forth on Schedule 2.2, the Company owns good and valid title to all of the Assets, free and clear of all Liens (other than Permitted Liens). Assuming no limitations exist to which the Purchaser is subject and for which the Company has no knowledge, upon the consummation of the transaction contemplated by this Agreement or except as set forth on Schedule 2.2, the Purchaser will own good and valid title to all of the Assets, free and clear of all Liens. With respect to the Assets it leases, the Company is in compliance with such leases and holds a valid leasehold interest free of any Liens, claims or encumbrances other than Liens, claims or encumbrances of the lessors of such property or assets.

2.3.	Material Contracts.

(a) Description of Material Contracts. Schedule 2.3(a) contains a true and complete list of the following Contracts (collectively, the “Material Contracts”), other than Excluded Contracts, to which the Company is a party as of the date hereof or by which any of the Assets is bound:

     (i) all Contracts (including Contracts with customers, suppliers, distributors, dealers, manufacturer’s representatives, or sales agencies) that involve the sale or lease of goods or materials or the performance of services (in each case, to or by the Company) of an amount of more than $5,000 annually;

     (ii) all Contracts that were not entered into in the Ordinary Course of Business of the Company;

     (iii) all Contracts of the Company with officers, directors, shareholders or Affiliates of the Company;

     (iv) all Contracts providing for a commitment of employment or personal services to the Company, and all Contracts with any labor union or other employee representative of a group of employees relating to wages, hours or other conditions of employment;

     (v) all Contracts with any Person containing any provision or covenant prohibiting or limiting the ability of the Company to engage in any business

6

@BCL@080AC078.DOC

activity or compete with any Person, or prohibiting or limiting the ability of any Person to compete with the Company;

     (vi) all partnership, joint venture, shareholders’ or other similar Contracts, including those involving a sharing of profits, losses, costs or liabilities by the Company with any other Person;

     (vii) all Contracts relating to the ownership, the right to use, or the disposition or acquisition of any of the Assets other than dispositions or acquisitions of inventory in the Ordinary Course of Business of the Company;

     (viii) all Contracts relating to an interest in the real property or tangible personal property, including but not limited to lease hold interests;

     (ix) all Contracts under which the Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness or under which the Company has granted (or may grant) a Lien on any of the Assets;

     (x) all Contracts providing for payments to or by the Company based on sales, purchases or profits, other than direct payments for goods in an aggregate amount not in excess of $5,000 annually;

     (xi) all Contracts under which the Company is a prime contractor or a subcontractor under or with respect to any Contract with the United States government or any state government or any body, subdivision, department, bureau, agency, commission, board, instrumentality or authority thereof;

     (xii) all Contracts (other than those identified above) that (A) are material to the Business or (B) cannot be terminated by the Company on sixty (60) days’ notice or less without resulting in any cost or penalty to the Company in excess of $5,000; and

     (xiii) each amendment, supplement and modification in respect of any of the foregoing.

     (b) Status of Material Contracts. As of the date hereof, except as disclosed in Schedule 2.3(b), the Company is not in violation or breach of or default under any Material Contract. As of the date hereof, except as disclosed in Schedule 2.3(b), to the Company’s knowledge, no other party to any Material Contract is in violation or breach of or default under such Material Contract, except where such violation, breach or default would not have a Material Adverse Effect on the Company. As of the date hereof, to the Company’s knowledge, no facts or circumstances exist that with notice or lapse of time or both would constitute any violation or breach of, or constitute any event of default or permit termination, modification or acceleration under, any such Material Contract. As of the date hereof, each Material Contract is in full force and effect and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, and, to the Company’s knowledge, enforceable by the Company against the other party or parties to such Material Contract in

7

@BCL@080AC078.DOC

accordance with its terms, subject, as to enforcement against or by the Company, to (i) bankruptcy, insolvency, reorganization and other Laws of general applicability now or hereafter in effect relating to rights of creditors and (ii) rules of equity governing specific performance, injunctive relief or other equitable remedies. Schedule 2.3(b) lists all authorizations, consents and other approvals required under any Material Contract to effect Purchaser’s assumption of any Material Contract (the “Consents”). Except for the Consents and other approvals, consents and authorizations disclosed on Schedule 2.3(b), the Company is not required to make any filing with or obtain any permit, authorization, consents or other approvals of any Person, including, but not limited to, any lender, customer, vendor, service provider, or lessor under any Material Contract in order to effect the transaction contemplated hereby.

     2.4. Capitalization. The authorized capital of the Company consists, immediately prior to Closing, solely of:

     (a) 2,000 common shares (the “Common Stock”), 220 shares of which are issued and outstanding immediately prior to Closing. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. The Company holds no treasury stock and no shares of its capital stock in its treasury.

     (b) Schedule 2.4(b) sets forth the true and accurate capitalization of the Company immediately prior to Closing including the number of shares of the issued and outstanding shares of capital stock. There are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of capital stock, or any securities convertible into or exchangeable for shares of capital stock.

     (c) None of the outstanding shares of Common Stock are, or will, following the consummations of the transactions contemplated hereby, be, subject to (i) any right of first refusal in favor of the Company upon any proposed transfer, (ii) any pre-emptive right, or (iii) to the Company’s knowledge, any other right or limitation affecting the transfer of such shares. None of the Company’s stock purchase agreements contains a provision for acceleration of vesting (or lapse of a repurchase right) upon the occurrence of any event or combination of events.

     2.5. No Subsidiaries. The Company does not have any subsidiaries, and does not own, beneficially or otherwise, any shares or other securities of, or any direct or indirect interest of any nature in, any other Person.

     2.6. Authorization. All corporate action required to be taken by the Company’s Board of Directors and shareholders in order to authorize the Company to enter into the Transaction Agreements, and to sell the Assets at the Closing, and to consummate the transactions contemplated by this Agreement and the other Transaction Agreements, has been taken or will be taken prior to the Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing,

8

@BCL@080AC078.DOC

and the delivery of the Assets has been taken or will be taken prior to the Closing. The Transaction Agreements, when executed and delivered by the Company, constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in this Agreement may be limited by applicable federal or state securities laws.

     2.7. Governmental Consents and Filings. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement.

     2.8. Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company’s knowledge, currently threatened (i) against the Company or any officer, director or Key Employee of the Company; (ii) that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (iii) to the Company’s knowledge that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor, to the Company’s knowledge, any of its officers or directors, is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company’s employees, their services provided in connection with the Company’s business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

     2.9. Intellectual Property. Except as set forth in Schedule 2.9, the Company owns or possesses all legal rights to use (i) all trademarks, service marks, tradenames, domain names, copyrights, trade secrets, licenses, information and proprietary rights and processes and (ii) to the Company’s knowledge, all patents and patent rights, (such rights are collectively referred to herein as the “Company Intellectual Property”) as are necessary to the conduct of the Business as now conducted and as presently proposed to be conducted, without any known conflict with, or infringement of, the rights of others. To the Company’s knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes any intellectual property rights of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the foregoing, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information,

9

@BCL@080AC078.DOC

proprietary rights and processes of any other person or entity. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets or other proprietary rights or processes of any other person or entity. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company’s business. It will not be necessary for the Company to use any inventions of any of its employees (or persons it currently intends to hire). Each Key Employee has assigned to the Company all intellectual property rights he owns that are related to the Business as now conducted. Schedule 2.9 lists all software, patents, patent applications, registered trademarks, trademark applications, registered service marks, service mark applications, registered copyrights and domain names of the Company. The Company has not embedded any open source, copyleft or community source code in any of its products generally available or in development, including but not limited to any libraries or code licensed under any General Public License, Lesser General Public License or similar license arrangement.

     2.10. Compliance with Other Instruments. The Company is not in violation or default (i) of any provisions of its Articles of Incorporation or By-laws, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) under any lease, agreement, Contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect on the Company. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.11.	Agreements; Actions.

(a) Except for the Transaction Agreements or as set forth on Schedule

2.11, there are no agreements, understandings, instruments, Contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $5,000, (ii) the license of any patent, copyright, trade secret or other proprietary right to or from the Company, (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person or affect the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (iv) indemnification by the Company with respect to infringements of proprietary rights.

     (b) The Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock,

10

@BCL@080AC078.DOC

(ii) except as disclosed on Schedule 2.11, incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $5,000 or in excess of $25,000 in the aggregate, (iii) made any loans or advances to any person, other than ordinary advances for travel expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business. For the purposes of subsections (b) and (c) of this Section 2.11, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person or entity (including persons or entities the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsection.

     (c) The Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.

2.12. Conflicts of Interest.

     (a) Except as set forth on Schedule 2.12(a) and other than standard employee benefits generally made available to all employees, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, or Key Employees, or any Affiliate thereof.

     (b) Except as set forth in Schedule 2.12(b), the Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or members of their immediate family or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the Ordinary Course of Business or employee relocation expenses. Except as set forth in Schedule 2.12(b), none of the Company’s directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing (i) are, directly or indirectly, indebted to the Company or, (ii) to the Company’s knowledge, have any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that directors, officers or employees or shareholders of the Company may own stock in (but not exceeding two percent of the outstanding capital stock of) publicly traded companies that may compete with the Company. Except as set forth in Schedule 2.12(b), to the Company’s knowledge: (x) none of the Company’s directors, officers or employees or any members of their immediate families or any Affiliate of any of the foregoing are, directly or indirectly, interested in any material contract with the Company; and (y) none of the directors or officers, or any members of their immediate families, has any material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company’s major business relationship partners, service providers, joint venture partners, licensees and competitors.

     2.13. Voting Rights. To the Company’s knowledge, no shareholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

     2.14. Absence of Liens. Except as set forth on Schedule 2.14, the Assets are free and clear of all Liens, except for Permitted Liens. With respect to the Assets it leases, the

11

@BCL@080AC078.DOC

Company is in compliance with such leases and holds a valid leasehold interest free of any Liens, claims or encumbrances other than those of the lessors of such property or assets.

     2.15. Financial Statements. The Company has delivered to Purchaser its un-audited financial statements (including balance sheets and income statements) as of October 31, 2007 and for the ten-month period then ended (collectively, the “Financial Statements”). Except as set forth in the Financial Statements, the Company has no material Liabilities or obligations, contingent or otherwise, other than (i) Liabilities incurred in the Ordinary Course of Business subsequent to October 31, 2007 and (ii) obligations under contracts and commitments incurred in the Ordinary Course of Business, which, in both cases, individually and in the aggregate would not have a Material Adverse Effect on the Company.

     2.16. Changes. Except as set forth on Schedule 2.16, since December 31, 2006 there has not been:

     (a) any change in the Assets, Liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the Ordinary Course of Business that have not caused, and are not reasonably likely to result in, a Material Adverse Effect on the Company;

     (b) any damage, destruction or loss, whether or not covered by insurance, that would have a Material Adverse Effect on the Company;

     (c) any waiver or compromise by the Company of a valuable right or of a material debt owed to it involving more than $5,000;

     (d) any satisfaction or discharge of any Lien, claim, or encumbrance or payment of any obligation by the Company with respect to any Person, except in the Ordinary Course of Business of the Company and the satisfaction or discharge of which would not have a Material Adverse Effect on the Company;

     (e) any change to a material contract or agreement by which the Company or any of its assets is bound or subject, except for a change that would not have a Material Adverse Effect on the Company;

     (f) any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder;

     (g) any resignation or termination of employment of any officer or Key Employee of the Company;

     (h) any mortgage, pledge, transfer of a security interest in, or Lien, created by the Company, with respect to any of the Assets, except for Permitted Liens;

     (i) any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the Ordinary Course of Business of the Company;

12

@BCL@080AC078.DOC

     (j) any declaration, setting aside or payment or other distribution in respect of any of the Company’s shares of capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

     (k) any sale, assignment or transfer of any Company Intellectual Property that could reasonably be expected to result in a Material Adverse Effect on the Company;

     (l) receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company;

     (m) to the Company’s knowledge, any other event or condition of any character, other than events affecting the economy or the Company’s industry generally, that could reasonably be expected to result in a Material Adverse Effect on the Company; or

     (n) any arrangement or commitment by the Company to do any of the things described in this Section 2.16.

2.17.	Employee Matters.

(a) As of the date hereof, the Company employs two (2) full-time employees. Schedule 2.17 sets forth a description of all compensation, including salary, bonus, and deferred compensation paid or payable for each officer or employee of the Company who is anticipated to receive compensation in excess of $25,000 for the fiscal year ending December 31, 2007, or is anticipated to receive compensation in excess of $25,000 for the fiscal year ending December 31, 2008.

     (b) To the Company’s knowledge, none of its employees is obligated under any Contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee’s ability to promote the interest of the Company or that would conflict with the Business, except as set forth in the Employment Agreements or on Schedule 2.17. Except as set forth on Schedule 2.17, neither the execution or delivery of the Transaction Agreements, nor the carrying on of the Business by the employees of the Company, nor the conduct of the Business as now conducted will, to the Company’s knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

     (c) Except as set forth on Schedule 2.17, the Company is not delinquent in payments to any of its employees, consultants or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants, or independent contractors. To the Company’s knowledge, the Company has complied with all applicable state and federal equal employment opportunity Laws and with other Laws related to employment, including those related to wages, hours, worker classification, collective bargaining, and the payment and withholding of taxes and other sums as required by law except

13

@BCL@080AC078.DOC

where noncompliance with any applicable law would not result in a Material Adverse Effect. The Company has withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company and, to the Company’s knowledge, is not liable for any arrears of wages, taxes, penalties, or other sums for failure to comply with any of the foregoing.

     (d) To the Company’s knowledge, no Key Employee intends to terminate employment with the Company, nor does the Company have a present intention to terminate the employment of any of the foregoing; provided, however, that the Company has informed Purchaser of its intention to liquidate and dissolve the Company subsequent to the Closing Date, and the Company makes no representation or warranty regarding the effect of such liquidation and dissolution on the continued employment of any Key Employee of the Company. The employment of each employee of the Company is terminable at the will of the Company. Except as set forth in Schedule 2.17 or as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth in Schedule 2.17, the Company has no policy, practice, plan, or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

     (e) The Company has not made any representations regarding equity incentives to any officer, employees, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of the meetings of the Company’s board of directors.

     (f) The Company has not terminated any Key Employee’s employment with the Company.

     (g) Schedule 2.17 sets forth each employee benefit plan maintained, established or sponsored by the Company, or which the Company participates in or contributes to, which is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company has made all required contributions and has no liability to any such employee benefit plan, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with all applicable laws for any such employee benefit plan.

     (h) To the Company’s knowledge, none of the officers or directors of the Company during the previous five (5) years has been (a) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his business or property; (b) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (c) subject to any order, judgment, or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him from engaging, or otherwise imposing limits or conditions on his engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (d) found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated any federal or state securities, commodities, or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

14

@BCL@080AC078.DOC

     2.18. Tax Returns and Payments. There are no federal, state, county, local or foreign taxes dues and payable by the Company which have not been timely paid, except where the failure to pay could not be reasonably expected to result in a Material Adverse Effect on the Company. To the Company’s knowledge, there are no accrued and unpaid federal, state, country, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency.

     2.19. Insurance. Schedule 2.19 provides a complete list of the Company’s fire and casualty insurance policies currently in effect.

     2.20. Confidential Information and Invention Assignment Agreements. Each current and former Key Employee and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms delivered to the counsel for the Purchaser (the “Confidential Information Agreements”). No current or former Key Employee or officer of the Company has excluded works or inventions from his or her assignment of inventions pursuant to such Key Employee’s or officer’s Confidential Information Agreements. The Company is not aware that any of its Key Employees or officers is in violation thereof.

     2.21. Permits. The Company and each of its subsidiaries has all permits, licenses and any similar authority necessary for the conduct of the Business, the lack of which could reasonably be expected to have a Material Adverse Effect on the Company. To the Company’s knowledge, the Company is not in default in any material respect under any of such permits, licenses or other similar authority.

     2.22. Corporate Documents. The Articles of Incorporation and Bylaws of the Company are in the form provided to the Purchaser.

     2.23. Environmental and Safety Laws. Except as could not reasonably be expected to have a Material Adverse Effect on the Company (a) the Company is and has been in compliance with all Environmental Laws; (b) there has been no release or, to the Company’s knowledge, threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States; and (d) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws. The Company has made available to the Purchaser true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments.

15

@BCL@080AC078.DOC

     For purposes of this Section 2.23, “Environmental Laws” means any law, regulation, or other applicable requirement relating to (a) releases or threatened release of Hazardous Substance; (b) pollution or protection of employee health or safety, public health or the environment; or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

     2.24. Restricted Securities. The Company understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Company’s representations as expressed herein. The Company understands that the Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Company must hold the Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Company acknowledges that the Purchaser has no obligation to register or qualify the Shares for resale. The Company further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Purchaser which are outside of the Company’s control, and which the Purchaser is under no obligation and may not be able to satisfy.

     2.25. Limited Market. The Company understands that the Shares are quoted on the Over-the-Counter Bulletin Board and that a limited public market exists for the Shares. The Purchaser has made no assurances that an active public market will ever exist for the Shares.

     2.26. Legends. The Company understands that the Shares and any securities issued in respect of or exchange for the Shares, may bear one or all of the following legends:

     (a) “THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

	(b)	Any legend set forth in, or required by, the other Transaction
Agreements.

	(c)	Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate with such legend.

     2.27. Adequate Knowledge; No Reliance Upon Representations.

16

@BCL@080AC078.DOC

     (a) The Company acknowledges and confirms that it has been given a reasonable opportunity to review all documents, books, records and materials of the Purchaser pertaining to contribution of the Shares, has been supplied with all additional information concerning the Purchaser and the Shares that has been requested, has had a reasonable opportunity to ask questions of and receive answers from the Purchaser or its authorized representatives concerning the Shares and that all questions have been answered to the full satisfaction of the undersigned.

     (b) The Company has received no representations, written or oral, from the Purchaser or its officers, directors, employees, attorneys or agents other than those contained in this Agreement. In making the decision to sell the Assets in exchange for the Shares, the Company has relied solely upon its review of the Purchaser’s books and records, the SEC Filings and this Agreement and independent investigations made by it

2.28. Agent Relations.

     (a) As of the date hereof, the Company maintains a network of not less than 200 Persons registered as independent agents selling products and services through the Company’s affiliated self-replicating websites. Schedule 2.28 sets forth a detailed description of all compensation, including bonus, and deferred compensation paid or payable for each Agent, including independent agents, who received remuneration (in any for whatsoever) in excess of $5,000 for the fiscal year ended December 31, 2006 or is anticipated to receive remuneration (in any form whatsoever) in excess of $10,000 for the fiscal year ending December 31, 2007.

     (b) To the Company’s knowledge, none of the Agents is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such Agent’s ability to promote the interests of the Company or that would conflict with the Company’s business. Neither the execution or delivery of the Transaction Agreements, nor the conduct of the Company’s business as now conducted, will, to the Company’s knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant, arrangement (whether or not in writing) or instrument under which any Agent is now engaged.

     (c) Except as described in Schedule 2.28(c), the Company is not delinquent in payments to any of the Agents for any commissions, bonuses, or other compensation or remuneration for any service performed for it to the date hereof or amounts required to be reimbursed to such Agent. The Company has complied with all applicable state and federal laws and regulations related to the Agents, including the development and operation of the Company’s self-replicating websites, except limited individual circumstances in which noncompliance with a particular law or regulation (individually or in the aggregate) would not result in a Material Adverse Effect on the Company. The Company has withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such governmental entity all amounts required to be withheld from any Agents, and is not liable for any arrears of taxes, penalties, or other sums for failure to comply with any of the foregoing.

17

@BCL@080AC078.DOC

     (d) To the Company’s knowledge, no Agent intends to terminate his, her or its engagement with the Company or is otherwise likely to become unavailable to continue to provide services to or for the benefit of the Company, nor does the Company have a present intention to terminate the engagement of any Agent. The employment of each employee of the Company is terminable at the will of the Company. Except as set forth in Schedule 2.28, the Company has no policy, practice, plan, or program of paying any form of compensation in connection with the termination of any Agent.

     3. Representations and Warranties of the Purchaser. As of the Closing Date, the Purchaser hereby represents and warrants to the Company that except as set forth on the Purchaser Disclosure Schedule delivered by Purchaser to the Company at the Closing, the following representations and warranties are true and complete. For purposes of these representations and warranties, the phrase “to the Purchaser’s Knowledge” shall mean the Knowledge of Robert K. Bench, Purchaser’s Chief Executive Officer, or Gary L. Cook, Purchaser’s Chief Financial Officer.

     3.1. Organization, Good Standing, Corporate Power and Qualification. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. Purchaser is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on the Purchaser.

     3.2. Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies, or (b) to the extent the indemnification provisions contained in this Agreement may be limited by applicable federal or state securities laws.

     3.3. SEC Filings. Purchaser has filed with the SEC each SEC Filing. Each SEC Filing, when filed, complied with all applicable requirements of the Securities Act, the Exchange Act and other requirements of law. Prior to the Closing, Purchaser will file any additional documents required to be filed with the SEC by Purchaser prior to the Closing (collectively with the SEC Filings, the “Purchaser SEC Documents”). None of the SEC Filings, at the time of filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they were made. The Company has taken all necessary actions to ensure its continued inclusion in, and the continued eligibility of the Common Stock for trading on the over-the-counter market (the “OTC”) under all currently effective and currently proposed inclusion requirements. Purchaser has made available to the Company all exhibits to the SEC Filings filed prior to the date hereof that are (a) requested by the Company, and (b) not available in complete form through EDGAR (“Requested Confidential Exhibits”)

18

@BCL@080AC078.DOC

and will promptly make available to the Company all Requested Confidential Exhibits to any additional Purchaser SEC Documents filed prior to the Closing.

     3.4. Governmental Consents and Filings. Assuming the accuracy of the representations made by the Company in Section 2 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Purchaser in connection with the consummation of the transactions contemplated by this Agreement.

     3.5. Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Purchaser’s Knowledge, currently threatened (i) against the Purchaser or any officer, director or Key Employee of the Purchaser; (ii) that questions the validity of the Transaction Agreements or the right of the Purchaser to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (iii) to the Purchaser’s Knowledge that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Purchaser. Neither the Purchaser nor, to the Purchaser’s Knowledge, any of its officers or directors, is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Purchaser pending or which the Purchaser intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Purchaser) involving the prior employment of any of the Purchaser’s employees, their services provided in connection with the Purchaser’s business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

     3.6. Capitalization. The authorized capital of the Purchaser consists, immediately prior to Closing, solely of:

     (a) (i) 300,000,000 shares of common stock, par value $0.001 (“Purchaser Common Stock”), 22,265,726 shares of which are issued and outstanding immediately prior to Closing, and (ii) 20,000,000 shares of preferred stock, no par value (“Purchaser Preferred Stock,” and together with Purchaser Common Stock, the “Purchaser Stock”), of which no shares are issued and outstanding immediately prior to Closing. There are no other shares of capital stock or voting securities of Purchaser other than shares of Purchaser Common Stock issued after that same date upon the exercise of options issued under the 2001 Incentive and Nonstatutory Stock Option Plan (“Purchaser Option Plan”). All of the outstanding shares of Purchaser Stock have been duly authorized, are fully paid and nonassessable and, except as set forth on Schedule 3.6 of the Purchaser Disclosure Schedule, to the Purchaser’s knowledge all such shares of Purchaser Stock issued by the Company since July 1, 2003 were issued in compliance with all applicable federal and state securities laws. The Company holds no treasury stock and no shares of its capital stock in its treasury.

     (b) As of immediately prior to Closing, there were outstanding options to purchase 902,000 shares of Purchaser Common Stock at prices ranging from $0.09 to $0.71

19

@BCL@080AC078.DOC

per share and warrants to purchase 275,000 shares of Purchaser Common Stock at prices ranging from $0.12 to $0.3015 per share, all with terms that expire no later than June 27, 2013.

     (c) As of immediately prior to Closing, Purchaser has reserved 625,000 shares of Purchaser Common Stock for issuance to employees, directors and independent contractors pursuant to the Purchaser Option Plan, of which 467,000 shares are subject to outstanding, unexercised options. Other than as described in this Agreement (including this Section 3.6) and the Purchaser Option Plan, there are there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of capital stock, or any securities convertible into or exchangeable for shares of capital stock.

     3.7. Issuance of Shares. The issuance and delivery of the Shares, as the Purchaser Price in accordance with this Agreement, shall be, at or prior to the Closing, duly authorized by all necessary corporate action on the part of Purchaser, and, when issued at the Closing as contemplated by this Agreement, such Shares will be duly and validly issued, fully paid and nonassessable. Such Shares, when so issued and delivered in accordance with the provisions of this Agreement, shall be free and clear of all Liens (other than restrictions created by the Stock Restriction Agreement or by applicable securities laws) and will not have been issued in violation of any preemptive rights or rights of first refusal or similar rights. The Shares shall be issued in compliance with all applicable state and federal securities laws.

     3.8. Changes. Except as disclosed on Schedule 3.8, since September 30, 2007, there has not been:

     (a) any change in the assets, liabilities, financial condition or operating results of the Purchaser from that reflected in the SEC Filings, except changes in the Ordinary Course of Business that have not caused, and are not reasonably likely to result in, a Material Adverse Effect on the Purchaser;

     (b) any damage, destruction or loss, whether or not covered by insurance, that would have a Material Adverse Effect on the Purchaser;

     (c) any change to a material contract or agreement (or amendments) by which the Purchaser or any of its assets is bound or subject, except for a change that would not have a Material Adverse Effect on the Purchaser;

     (d) any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder, other than in the Ordinary Course of Business consistent with past practice;

     (e) any amendment or change to the Articles of Incorporation or the Bylaws of the Purchaser; or

20

@BCL@080AC078.DOC

     (f) to the Purchaser’s Knowledge, any other event or condition of any character, other than events affecting the economy or the Purchaser’s industry generally, that could reasonably be expected to result in a Material Adverse Effect on the Purchaser.

     3.9. Compliance with Laws. Except as disclosed on Schedule 3.9, the Purchaser has operated its business in compliance with all applicable Laws having jurisdiction over its assets, its facilities or its operations, in all material respects, and the Purchaser has not been notified in writing of any noncompliance therewith, except circumstances in which noncompliance would not result in a Material Adverse Effect on the Purchaser.

3.10. Tax-Deferred Reorganization.

     (a) The Purchaser has no plan or intention to reacquire any Shares pursuant to Section 1.5 hereof.

     (b) It is the present intention of the Purchaser to continue at least one significant historic business line of the Company, or to use at least a significant portion of the Company’s historic business assets in a business, in each case within the meaning of Treasury Regulations Section 1.368 -1(d).

     3.11. Tax Returns and Payments. Except as set forth on Schedule 3.11, there are no federal, state, county, local or foreign taxes dues and payable by the Purchaser which have not been timely paid. Except as set forth on Schedule 3.11, to the Purchaser’s Knowledge, there are no accrued and unpaid federal, state, country, local or foreign taxes of the Purchaser which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. Except as set forth on Schedule 3.11, the Purchaser has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

     4. Conditions to the Purchaser’ Obligations at Closing. The obligations of the Purchaser to purchase the Assets at Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

     4.1. Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all material respects as of such Closing, except that any such representations and warranties shall be true and correct in all respects where such representation and warranty is qualified with respect to materiality in Section 2, as the case may be.

     4.2. Performance. All actions to be taken by the Company in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby shall be satisfactory in form and substance to the Purchaser.

21

@BCL@080AC078.DOC

4.3. Compliance Certificate. The President of the Company shall deliver to the

Purchaser at the Closing a certificate certifying that the conditions specified in Sections 4.1 and

4.2	have been fulfilled.

4.4. Qualifications. All authorizations, approvals or permits, if any, of any

Governmental Authority or regulatory body of the United States or of any state that are required in connection with the lawful sale of the Assets pursuant to this Agreement shall be obtained and effective as of the Closing.

4.5. [RESERVED]. 4.6. Secretary’s Certificate.

The Secretary of the Company shall have

delivered to the Purchaser at the Closing a certificate certifying (i) the Bylaws of the Company, and (ii) resolutions of the Board of Directors of the Company approving the Transaction Agreements and the transactions contemplated under the Transaction Agreements.

     4.7. Employment Agreements. The Purchaser shall have received executed the Employment Agreements, in form satisfactory to the Purchaser, dated as of the date of Closing, from Edwards and Oborn.

     4.8. Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

     4.9. No Proceedings. No action, suit, or proceeding shall be pending or threatened before (or that could come before) any Governmental Authority or before (or that could come before) any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or any other Transaction Document, (B) cause any of the transactions contemplated by this Agreement or any other Transaction Document to be rescinded following consummation, or (C) adversely affect the right of the Purchaser to own the Assets and to operate the Business (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

     5. Conditions of the Company’s Obligations at Closing. The obligations of the Company to sell the Assets to the Purchaser at Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

     5.1. Representations and Warranties. The representations and warranties of the Purchaser contained in Section 3 shall be true and correct in all material respects as of such Closing.

22

@BCL@080AC078.DOC

     5.2. Performance. The Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

     5.3. Qualifications. All authorizations, approvals or permits, if any, of any Governmental Authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and contribution of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

     5.4. Purchase Price. The Purchaser shall have paid the full amount of the Purchase Price as set forth in Section 1.5 herein.

     5.5. Compliance Certificate. The Chief Executive Officer of the Purchaser shall deliver to the Purchaser at the Closing a certificate certifying that the conditions specified in Sections 5.1 and 5.2 have been fulfilled.

     5.6. Secretary’s Certificate. The Secretary of the Purchaser shall have delivered to the Company at the Closing a certificate certifying (i) the Bylaws of the Purchaser, and (ii) resolutions of the Board of Directors of the Purchaser approving the Transaction Agreements to which the Purchaser is a party, and the transactions contemplated by the Transaction Agreements.

     5.7. Consents. All government filings, licenses, consents, authorizations, waivers and approvals that are required to be made or obtained for the consummation of the transactions contemplated by this Agreement will have been duly made and obtained.

     5.8. Transaction Agreements. The Purchaser shall have executed and delivered a counterpart signature to (a) each of the Employment Agreements, (b) the Assignment Agreement, and (c) the Stock Restriction Agreement.

     5.9. Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company, and the Company (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates for Purchaser.

     5.10. Stock Restriction Agreement. The Company shall have received from each of BayHill Capital, LC, BayHill Group, LC and Robert K. Bench a counterpart to the Stock Restriction Agreement.

6	.	Remedies for Breach of Transaction Documents.
		6.1	Survival of Representations and Warranties	All of the representations

and warranties of the Company contained in Section 2 of this Agreement shall survive the Closing and continue in full force and effect for a period of one year thereafter; except that (i) the representations and warranties of the Company contained in Sections 2.1 of this Agreement shall

23

@BCL@080AC078.DOC

survive the Closing and continue in full force and effect indefinitely, and (ii) and the representations and warranties of the Company contained in Section 2.18 of this Agreement shall survive the Closing and continue in full force and effect until all applicable statute of limitations has run. All of the representations and warranties of the Purchaser contained in Section 3 of this Agreement shall survive the Closing and continue in full force and effect for a period of one year thereafter, except that the representations and warranties of the Purchaser contained in Section 3.11 of this Agreement shall survive the Closing and continue in full force and effect until all applicable statute of limitations has run.

6.2	Indemnification.

(a) Indemnification of Purchaser. The Company shall indemnify,

defend and hold harmless the Purchaser, and each of its officers, directors, employees, agents, successors and assigns (collectively the “Purchaser Group”) from and against any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and attorneys’ fees and expenses (together, “Adverse Consequences”) incurred in connection with, arising out of, resulting from or incident to any breach or alleged breach of any covenant, representation, warranty or agreement or the inaccuracy or alleged inaccuracy of any representation made by the Company pursuant to this Agreement; provided that in the event of any payment of the indemnity obligations of the Company set forth in this Section 6.2(a) is required to be made, the Company may satisfy such payment by delivery to Purchaser of any portion of the Shares acquired by the Company pursuant to this Agreement, which Shares, for such purpose, shall be valued at $0.05 per share.

     (b) Indemnification of the Company. The Purchaser shall indemnify, defend and hold harmless the Company, and each of its officers, directors, employees, agents, successors and assigns (collectively the “Company Group”) from and against any and all Adverse Consequences incurred in connection with, arising out of, resulting from or incident to any breach or alleged breach of any covenant, representation, warranty or agreement or the inaccuracy or alleged inaccuracy of any representation made by the Purchaser pursuant to this Agreement.

6.3	Matters Involving Third Parties.

(a) If any third party shall notify a party to be indemnified under

Section 6.2 (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the other party under this Section 6 (the “Indemnifying Party”), then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

     (b) The Indemnifying Party shall have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably

24

@BCL@080AC078.DOC

satisfactory to the Indemnified Party so long as (A) the Indemnifying Party notifies the Indemnified Party in writing within 15 days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, or caused by the Third Party Claim, (B) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Company will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder (including the payment in cash of all fees and costs associated with such defense), (C) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (D) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (E) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

     (c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 6(b) above, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), unless the following shall apply (in which case the Indemnifying Party may settle and compromise such Third Party Claim without the prior written consent of the Indemnified Party): (x) there is no finding or admission of any violation of law or any violation of the rights of any person and no affect on any other claims that may be made against the Indemnified Party; and (y) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; provided that in the event the Company is the Indemnifying Party, such amount may be paid by delivery of a portion of Shares to the Company in accordance with Section 6.2(a).

     (d) In the event any of the conditions in Section 6.2(b) above is or becomes unsatisfied, however, (A) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner they reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (B) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (C) the Indemnifying Party will remain responsible for any Adverse Consequences the Purchaser may suffer resulting from, arising out of, relating to, or caused by the Third Party Claim to the fullest extent provided in this Section 6. The parties agree that the Company, as a Indemnifying Party, may reimburse the Purchaser, as the Indemnified Party, by delivery of a portion of the Shares to Purchaser, which Shares, for such purpose, shall be valued in accordance with Section 6.2(a) hereof.

     6.4 Limitation on Claims. In case any event shall occur which would otherwise entitle either party to assert a claim for indemnification under Section 6.2, no Adverse Consequences shall be deemed to have been sustained by such party to the extent of (a) any tax

25

@BCL@080AC078.DOC

savings realized by such party with respect thereto, or (b) any proceeds received by such party from any insurance policies with respect thereto. No Person shall be entitled to recover under Section 6.2 or Section 6.3 until the total amount which such Person would recover under Section 6.2 or Section 6.3, but for this Section 6.4, equals Twenty Thousand and No/100 Dollars ($20,000.00) (the “Deductible”), and then such Person shall be entitled to recover only for the excess over the Deductible. No Person shall be entitled to recover under Section 6.2 or Section 6.3 to the extent (but only to the extent that) the aggregate Adverse Consequences actually paid to such Person would exceed Two Hundred Thousand Dollars ($200,000.00) .

     6.5 Sole Remedy. The sole remedy of Purchaser for any and all claims of the nature described in Section 6.2 shall be the indemnity set forth in Section 6.2, as limited by the provisions of this Section 6.

     7. Termination. Certain of the parties to this Agreement may terminate this Agreement as provided below.

     7.1. Mutual Agreement. The Company and the Purchaser may terminate this Agreement by mutual written consent at any time prior to the Closing.

     7.2. Due Diligence and Termination. Prior to the Closing, the Company and its directors, managers, officers, employees, attorneys, accountants, consultants, advisors and other agents (collectively, “Representatives”) will have reasonable access during normal business hours and upon reasonable advance notice to the Purchaser to all properties, books, accounts, records, contracts, and documents of or relating to the Purchaser’s business so that the Company may have full opportunity to make such investigation as it shall desire to make of the affairs of the Purchaser’s business. Either Party may terminate this Agreement by giving written notice to the other Party on or before the Closing if such Party is not satisfied with the results of its business, legal and accounting due diligence regarding the other Party.

     7.3 Purchaser Termination for Breach. The Purchaser may terminate this Agreement by giving written notice to the Company at any time prior to the Closing (a) in the event the Company has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Purchaser has notified the Company of the breach, and the breach has continued without cure for a period of ten (10) days after the notice of breach or (b) if the Closing shall not have occurred on or before November 30, 2007, by reason of the failure of any condition precedent under Section 4 hereof (unless the failure results primarily from the Purchaser breaching any representation, warranty, or covenant contained in this Agreement).

     7.4 Company Termination for Breach. The Company may terminate this Agreement by giving written notice to the Purchaser at any time prior to the Closing (a) in the event the Purchaser has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Company has notified the Company of the breach, and the breach has continued without cure for a period of ten (10) days after the notice of breach or (b) if the Closing shall not have occurred on or before November 30, 2007, by reason of the failure of any condition precedent under Section 5 hereof (unless the failure results primarily from the Company breaching any representation, warranty, or covenant contained in this Agreement).

26

@BCL@080AC078.DOC

     7.5 Effect of Termination. If any party terminates this Agreement pursuant to Sections 7.1, 7.2, 7.3 or 7.4 above, all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party (except for any liability of any party then in breach).

8.	Miscellaneous.

8.1. Transfer; Successors and Assigns. The terms and conditions of this

Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. The parties agree that the Company may be liquidated following the Closing at the direction of the Shareholders.

     8.2. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Utah, without regard to its principles of conflicts of laws. EACH OF THE PARTIES HERETO HEREBY UNCONDITIONALLY AND IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS OF SALT LAKE COUNTY, UTAH, IN CONNECTION WITH ANY DISPUTE ARISING OUT OF THIS AGREEMENT, AND HEREBY WAIVES ANY OBJECTION TO SUCH JURISDICTION INCLUDING WITHOUT LIMITATION OBJECTIONS BY REASON OF LACK OF PERSONAL JURISDICTION, IMPROPER VENUE, OR INCONVENIENT FORUM. EACH OF THE PARTIES HERETO HEREBY VOLUNTARILY, KNOWINGLY, IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) BETWEEN OR AMONG SUCH PARTIES ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE TRANSACTION AGREEMENTS. THIS PROVISION IS A MATERIAL INDUCEMENT TO THE PARTIES ENTERING INTO THIS AGREEMENT.

     8.3. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     8.4. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

     8.5. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt

27

@BCL@080AC078.DOC

requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 7.6. If notice is given to the Company, a copy shall also be sent to John G. Weston, Snell & Wilmer L.L.P., 15 West South Temple, Suite 1200, Salt Lake City, Utah 84101 and if notice is given to the Purchaser, a copy shall also be given to Brian G. Lloyd, Parr Waddoups Brown Gee & Loveless, 185 South State Street, Suite 1300, Salt Lake City, Utah 84111.

     8.6. No Finder’s Fees. Each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. Each party agrees to indemnify and hold harmless the other party from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which such party or any of its officers, employees or representatives is responsible.

     8.7. Attorney’s Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

     8.8. Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section 8.8 shall be binding upon the Purchaser, the Company and their respective successors and assigns.

     8.9. Severability. The invalidity of unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

     8.10. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

     8.11. Entire Agreement. This Agreement (including the Exhibits hereto, if any), and the other Transaction Agreements (as defined in this Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof,

28

@BCL@080AC078.DOC

and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly cancelled.

     8.12. Other Agreements of the Purchaser. The Purchaser hereby covenants and agrees that from the date of Closing and at all times thereafter:

     (a) Continuity of Business Enterprise. The Purchaser will continue at least one significant historic business line of the Company, or use at least a significant portion of the Company’s historic business assets in a business, in each case within the meaning of Treasury Regulations Section 1.368 -1(d); and

     (b) Acquisition of Common Stock. There will be no plan or intention by the Purchaser or any person “related” to the Purchaser (as defined in Treasury Regulations Section 1.368 -1(e)(3) to acquire or redeem any of the Purchaser Common Stock issued in the transaction contemplated by this Agreement either directly or through any transaction, agreement, or other arrangement with any other person.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

29

@BCL@080AC078.DOC

     IN WITNESS WHEREOF, the parties have executed this Asset Purchase and Reorganization Agreement as of the date first written above.

COGNIGEN NETWORKS, INC.,
a Colorado corporation:

By: _________________________________________

Name: _______________________________________
                    (print)
Title: ________________________________________

Address: 10757 South Riverfront Parkway
               Suite 125
               South Jordan, Utah 84095

COMMISSION RIVER INC.,
a Utah corporation

By: _________________________________________

Name: ______________________________________
(print)
Title: _______________________________________

Address: 12401 South 450 East
Suite D-1
Draper, Utah 84062

Signature Page to Asset Purchase Agreement

3

EXHIBITS

Exhibit A - Exhibit B - Exhibit C - Exhibit D- Exhibit E -	Form of Bill of Sale Form of Assignment Agreement Form of Intellectual Property Assignment Agreement Form of Employment Agreement Form of Stock Restriction Agreement

ii

@BCL@080AC078.DOC

EXHIBIT A

Form of Bill of Sale

238948.5 466136.7

EXHIBIT B

Form of Assignment Agreement

238948.5

EXHIBIT C

Form of Intellectual Property Assignment Agreement

238948.5

EXHIBIT D

Form of Employment Agreement

238948.5

EXHIBIT E

Form of Stock Restriction Agreement

238948.5

Exhibit B

STOCK RESTRICTION AGREEMENT

     This Stock Restriction Agreement (this “Agreement”) is entered into effective as of November 30, 2007 (the “Effective Date”), by and among Cognigen Networks, Inc., a Colorado corporation (“Cognigen”), Commission River Inc., a Utah corporation (“Commission River”), BayHill Group, LC (“Group”), BayHill Capital, LC (“Capital” and together with Group, collectively, the “BayHill Entities”), Robert K. Bench, an individual, and Adam Edwards, an individual, Patrick Oborn, an individual, and Aaron J. Lieberman, an individual, (Messrs. Edwards, Oborn and Lieberman collectively, the “Shareholders”). Cognigen, Commission River, the BayHill Entities, Mr. Bench and the Shareholders are referred to in this Agreement collectively as the “Parties.”

RECITALS

     WHEREAS, in connection with the transactions contemplated by that certain Asset Purchase and Reorganization Agreement by and among Cognigen and Commission River, dated as of November 30, 2007 (the “Purchase Agreement”), Commission River has agreed to sell, transfer, convey, assign and deliver to Cognigen certain assets (the “Assets”), and Cognigen is willing to purchase such Assets in exchange for Cognigen’s issuance to Commission River of 16,000,000 shares of common stock of Cognigen (the “Shares”), all in accordance with the terms, conditions and agreements therein contained;

     WHEREAS, in partial consideration for Cognigen’s agreement to issue and deliver the Shares to Commission River, and in accordance with Section 1.6(b) of the Purchase Agreement, Commission River and the Shareholders are obligated to execute and deliver this Agreement;

     WHEREAS, in consideration for Commission River’s agreement to sell, transfer, convey assign and deliver the Assets to Cognigen, and in accordance with Section 1.6(c) of the Purchase Agreement, Cognigen, the BayHill Entities and Mr. Bench are obligated to execute and deliver this Agreement;

     WHEREAS, the BayHill Entites are shareholders of Cognigen, and as such, own shares of common stock of Cognigen (such shares, the “BayHill Shares”); and

     WHEREAS, the Shareholders, the Bayhill Entities and Mr. Bench will benefit from the transactions contemplated by the Purchase Agreement, and desire to enter into this Agreement as an inducement to Commission River to sell, transfer, convey, assign and deliver the Assets and Cognigen to issue and deliver the Shares.

     NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the Parties agree as follows:

239628v1

AGREEMENT

1.	Restrictions on Transfers of Stock.

(a) In addition to the restrictions set forth below, each of Commission River,

the Shareholders and Mr. Bench covenants and agrees that during the six (6) month period immediately following the Effective Date, they will not assign, sell, pledge, encumber, give or otherwise transfer, alienate or dispose of, whether voluntarily or by operation of law (any such action, a “Transfer”) any shares of common stock of Cognigen held by such Party. Notwithstanding the foregoing, the Parties agree that Commission River may distribute all, but not less than all, of the Shares to the Shareholders in connection with the liquidation of Commission River as contemplated by Section 1.5 of the Purchase Agreement, provided that such distribution results in all of the Shares being owned solely by the Shareholders, each of whom will hold such Shares pursuant to, and will comply in all respects with, Section 1(c) of this Agreement.

     (b) Commission River. Subject to the provisions set forth in Section 1(a) above, Commission River covenants and agrees that it will not, during any three (3) month period commencing on or after the Effective Date, Transfer any Shares in an amount that exceeds the greater of: (i) one percent (1%) of the then outstanding shares of common stock of Cognigen; or (ii) the previous three (3) week period’s average weekly reported trading volume of shares of common stock of Cognigen. Notwithstanding Section 1(a) hereof or the foregoing, the Parties agree that Commission River may distribute all, but not less than all, of the Shares to the Shareholders in connection with the liquidation of Commission River as contemplated by Section 1.5 of the Purchase Agreement, provided that such distribution results in all of the Shares being owned solely by the Shareholders, each of whom will hold such Shares pursuant to, and will comply in all respects with, Section 1(c) of this Agreement.

     (c) Shareholders. Subject to the provisions set forth in Section 1(a) above, each of the Shareholders covenants and agrees that he will not, during any three (3) month period commencing on or after the Effective Date, Transfer any Shares in an amount that exceeds the greater of: (i) one percent (1%) of the then outstanding shares of common stock of Cognigen; or (ii) the previous three (3) week period’s average weekly reported trading volume of shares of common stock of Cognigen.

     (d) BayHill Entities. Each of the BayHill Entities covenants and agrees that it will not, during any three (3) month period commencing on or after the Effective Date, Transfer any of the BayHill Shares in an amount that exceeds the greater of: (i) one percent (1%) of the then outstanding shares of common stock of Cognigen; or (ii) the previous three (3) week period’s average weekly reported trading volume of shares of common stock of Cognigen. Notwithstanding the provisions of Section 1(a) above or the foregoing, the Parties agree that the BayHill Entities may distribute some or all of the BayHill Shares to individual members of Group or Capital and that such members will not be bound by the terms of this Agreement.

     (e) Robert K. Bench. Subject to the provisions set forth in Section 1(a) above, Mr. Bench covenants and agrees that he will not, during any three (3) month period commencing on or after the Effective Date, Transfer any of the shares of common stock of Cognigen acquired

239628_4.DOC

by him (the “Bench Shares”) in an amount that exceeds the greater of: (i) one percent (1%) of the then outstanding shares of common stock of Cognigen; or (ii) the previous three (3) week period’s average weekly reported trading volume of shares of common stock of Cognigen.

     (f) Null and Void. Any Transfer of Shares, BayHill Shares or Bench Shares made other than in conformity with the provisions of this Agreement shall be null and void, and neither Cognigen nor its transfer agent shall recognize or give effect to such Transfer on its books and records.

     (g) Restrictive Legend. Cognigen shall cause the certificates evidencing the Shares and the BayHill Shares to bear the following legend:

THE SHARES OF STOCK EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A STOCK RESTRICTION AGREEMENT DATED NOVEMBER 30, 2007 AMONG COGNIGEN NETWORKS, INC., COMMISSION RIVER INC., BAYHILL GROUP, LC, BAYHILL CAPITAL, LC, ROBERT K. BENCH, ADAM EDWARDS, PATRICK OBORN AND AARON J. LIEBERMAN. A COPY OF THE STOCK RESTRICTION AGREEMENT IS MAINTAINED AT THE PRINCIPAL OFFICE OF COGNIGEN NETWORKS, INC. AND IS AVAILABLE FOR INSPECTION UPON REASONABLE NOTICE AND EVIDENCE OF A PROPER PURPOSE FOR THE INSPECTION.

2.	Miscellaneous Provisions.

(a) Termination. This Agreement shall terminate upon the first to occur of either of the following events:

                                            (i) Cognigen's completion of an underwritten public offering of the Cognigen common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, with a sales price per share (prior to underwriter commissions and expenses) of common stock (as adjusted for combinations, stock dividends, subdivisions or split-ups and the like) of at least $5.00 and with total net offering proceeds to Cognigen, at the public offering price, in excess of $30,000,000; or

                                              (ii) the unanimous agreement of the Parties.

     (b) Notice. All offers and notices provided for or permitted herein shall be in writing and shall be delivered either (i) personally or (ii) by recognized overnight courier with proof of delivery directed to the Parties at the addresses set forth below, or to such other address as either Party designates by notice delivered or sent in the above manner. An offer or notice shall be deemed received and be deemed effective when received by the party or the party’s agents.

If to Cognigen:

Cognigen Networks, Inc. 10757 South Riverfront Parkway Suite 125 South Jordan, Utah 84095 Attn: Robert K. Bench, Chief Executive Officer

239628_4.DOC

Copy to:

           Parr Waddoups Brown Gee & Loveless
          185 South State Street, Suite 1300
          Salt Lake City, Utah 84111
          Attn: Brian G. Lloyd

If to BayHill Capital, LC:

BayHill Capital, LC 1559 N. Technology Way Orem, Utah 84097 Attention: Robert K. Bench Telephone: (801) 437-9679 Facsimile: (801) 705-9372

Copy to:

          Parr Waddoups Brown Gee & Loveless
          185 South State Street, Suite 1300
          Salt Lake City, Utah 84111
          Attn: Brian G. Lloyd

If to BayHill Group, LC:

BayHill Group, LC 1559 N. Technology Way Orem, Utah 84097 Attention: Robert K. Bench Telephone: (801) 437-9679 Facsimile: (801) 705-9372

Copy to:

          Parr Waddoups Brown Gee & Loveless
          185 South State Street, Suite 1300
          Salt Lake City, Utah 84111
          Attn: Brian G. Lloyd

If to Commission River:

12401 South 450 East Suite D-1 Draper, Utah 84062

239628_4.DOC

Copy to:

Snell & Wilmer L.L.P. 15 West South Temple, Suite 1200 Salt Lake City, Utah 84101 Fax: (801) 257-1800 Attn: John G. Weston, Esq.

If to Robert K. Bench:

Robert K. Bench 1559 N. Technology Way Orem, Utah 84097

If to Adam Edwards:

Adam Edwards 12401 South 450 East Suite D-1 Draper, Utah 84062

If to Patrick Oborn:

Patrick Oborn 12401 South 450 East Suite D-1 Draper, Utah 84062

If to Aaron J. Lieberman:

Aaron J. Lieberman 12401 South 450 East Suite D-1 Draper, Utah 84062

     (c) Specific Performance. The Parties hereby agree that damages are an inadequate remedy in the event the terms of this Agreement are breached and that any Party to this Agreement may institute and maintain a proceeding to compel specific performance of this Agreement.

     (d) Successors and Assigns. Notwithstanding anything to the contrary herein, this Agreement may not be assigned by any of the Parties without the written consent of the other Parties. This Agreement and all rights hereunder shall be binding upon the Parties, their

239628_4.DOC

heirs, executors, administrators, successors and permitted assigns, and they agree for themselves, their heirs, executors, administrators, successors and permitted assigns to execute any instrument and to perform any acts necessary to effectuate this Agreement and its purposes.

     (e) Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the state of Utah, without giving effect to conflicts of laws rules. Each of the Parties hereto expressly and irrevocably consents and submits to the jurisdiction of the state and federal courts located in Salt Lake County, Utah in connection with any legal proceeding in connection with this Agreement.

     (f) Entire Agreement; Waiver; Severability. This Agreement reflects the entire understanding of the Parties with respect to restrictions and obligations relating to the Shares except as may be set forth in a contemporaneous or subsequent writing and signed by the party against whom enforcement is sought. The provisions of this Agreement may not be waived or changed except by a writing signed by the Parties. No waiver of breach shall constitute a subsequent waiver of any subsequent breach, and if any provision of this Agreement is found to be invalid, the remaining provisions shall remain enforceable.

     (g) Counterparts; Facsimile. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument. A facsimile copy or other accurate copy of this Agreement or any counterpart of this Agreement is binding as an original.

     (h) Attorneys Fees; Costs. In any action brought because of a breach or to enforce or interpret any of the provisions of this Agreement, the party which prevails in that action by enforcing the provisions of this Agreement shall be entitled to recover from the other party reasonable attorneys’ fees and court costs incurred in connection with that action, the amount of which shall be fixed by the court and made a part of any judgment rendered.

(Signature page follows)

239628_4.DOC

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

COGNIGEN NETWORKS, INC.

By: ______________________________________
Name:
Title:

COMMISSION RIVER INC.

By: ______________________________________
Name:
Title:

BAYHILL CAPITAL, LC

By: ______________________________________
Name:
Title:

BAYHILL GROUP LC

By: ______________________________________
Name:
Title:

_____________________________________
Robert K. Bench, an individual

SHAREHOLDERS:

_____________________________________
Adam Edwards, an individual

239628_4.DOC

_____________________________________
Patrick Oborn, an individual

_____________________________________
Aaron J. Lieberman, an individual

239628_4.DOC